SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

OFFICIAL PAYMENTS HOLDINGS, INC.

(Name of Subject Company)

OFFICIAL PAYMENTS HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

676235104

(CUSIP Number of Class of Securities)

Alex P. Hart

President and Chief Executive Officer

3550 Engineering Drive

Suite 400

Norcross, GA 30092

(770) 325-3100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Breach

Jeffrey Symons

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) on October 4, 2013 by Official Payments Holdings, Inc., a Delaware corporation (the “Company”), as amended by Amendment No. 1 filed with the Commission on October 18, 2013 and Amendment No. 2 filed with the Commission on October 22, 2013 (the “Schedule 14D-9”), relating to the tender offer by ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase all of the issued and outstanding shares of common stock of the Company (“Shares”) at a price per Share equal to $8.35 in cash, net to the seller, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 2013 (as amended) and in the related Letter of Transmittal.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3. Capitalized terms used in this Amendment No. 3 without definition shall have the meanings specified in the Schedule 14D-9.

Reasons for the Recommendation of the Company Board

Item 4. The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented as follows:

Background of the Offer; Reasons for the Recommendation of the Company Board.

Background of the Offer.

The fourth full paragraph on page 13 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the third sentence of the paragraph:

“It was mutually agreed by Mr. Heasley and the remainder of the Company Board that he should not stand for re-election as a director of the Company in light of ACI’s recent acquisition of Online Resources Corporation, which created the potential for conflicts of interest in the future.”

The final sentence of the fourth full paragraph on page 13 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“A list of seven potential acquisition targets that had been identified by management with the assistance of William Blair was then discussed, along with the anticipated synergies, costs and risks associated with each potential target.”

The second and third sentences of the second full paragraph on page 14 of the Schedule 14D-9 are hereby amended and restated in their entirety to read as follows:

“The Development Committee discussed three potential acquisition targets and whether such acquisitions would be accretive to the Company, along with the anticipated synergies, costs and risks associated with each potential target. The potential acquisition targets had been identified by management with the assistance of William Blair. After careful consideration and discussion, the Development Committee decided that it would report to the Company Board that it was the consensus of the Development Committee that pursuing an acquisition strategy with these three potential acquisition candidates was not in the best interest of the Company or its stockholders, as they had the potential to adversely impact certain of the Company’s key business relationships, including its relationship with the Internal Revenue Service, were beyond the financial capacity of the Company to execute and/or the management teams of the potential candidates had inflated expectations as to valuation.”

The fourth sentence of the final paragraph beginning on page 14 and continuing on to page 15 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“The Development Committee further noted that the consensus of the Development Committee was that the Company did not have the financial capacity to execute an acquisition of the target size preferred by the Development Committee and recommended by William Blair (which was generally in the range of $20 million), and that, while no detailed valuation analysis had been performed with respect to the various target companies, their management teams had inflated expectations as to valuation.”

The final paragraph beginning on page 15 and continuing onto page 16 of the Schedule 14D-9 is hereby amended and restated by in its entirety to read as follows:

“Throughout mid-May, June and July of 2013, William Blair contacted 79 potential acquirers, 40 of which were potential strategic acquirers and 39 of which were financial sponsors, to gauge their interest in a possible transaction involving the Company. The Company ultimately provided confidential information to, and executed confidentiality and standstill agreements with, 39 parties during this period, 12 of which were potential strategic acquirers and 27 of which were financial sponsors. The majority of the confidentiality and standstill agreements contain a standstill provision (a “standstill”) preventing the potential bidder from offering to purchase Shares for a specified period of time, ranging from nine to 24 months, without the written invitation of the Company Board. Not all of the parties that were willing to execute a confidentiality agreement with the Company were prepared to accept a standstill. In these instances, the Company and its advisors weighed the benefit of having the potential acquirer participate in the process, the nature of the information that was likely to be provided to the potential acquirer and the risks to the strategic assessment process if a standstill were not obtained. As a result, not all of the confidentiality agreements contain a standstill. In addition, the confidentiality agreements contain a provision stating that a potential bidder is not permitted to ask for a waiver of the standstill (a “no-ask, no-waiver” provision). Thus, absent the Company’s decision to affirmatively waive the no-ask-no-waiver provisions of the confidentiality agreements, none of the parties to the confidentiality agreements could approach the Company to request a waiver of the standstill to present an offer to purchase Shares in a consensual merger or other form that might constitute a superior proposal under the terms of the Merger Agreement with ACI. However, the Merger Agreement permits the Company Board to waive such provisions if the Company Board determines that the failure to do so would be reasonably likely to be inconsistent with its fiduciary obligations. The confidentiality and standstill agreement entered into with ACI contained a nine month standstill and a non-solicitation of employees covenant that terminates on the earlier to occur of (i) 15 days following the date on which the Company completed a change of control transaction and (ii) nine months following the date of the ACI confidentiality and standstill agreement. All of the standstills remain in effect and none has been waived.”

The fourth full paragraph on page 16 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of the paragraph:

“Of the nine parties invited to continue in the process, four were financial sponsors and five were potential strategic acquirers. The other six parties that had submitted indications of interest were not invited to continue in the process largely because their proposed acquisition prices were not competitive or attractive to the Company Board.”

The fifth full paragraph on page 17 of the Schedule 14D-9 shall be amended and supplemented by inserting the following at the end of the paragraph:

Strategic Buyer 1 had initiated discussions with William Blair early in the month of August regarding the sales process and had executed a confidentiality and standstill agreement on August 6, 2013, after which it was granted access to the online data room.

The sixth full paragraph on page 17 of the Schedule 14D-9 shall be amended and supplemented by inserting the following at the end of the paragraph:

In late August, Mr. Hart had dinner with Mr. Heasley, during which the potential transaction was discussed at a high level, as was the potential for Mr. Hart to assume a position within ACI if a transaction were consummated. No specific proposal was made to Mr. Hart. Messrs. Hart and Heasley again discussed a potential role for Mr. Hart with ACI on a few occasions in October, 2013, but no agreement has been reached. It is currently anticipated that Mr. Hart may serve as a consultant during a transition period, before moving on to pursue other opportunities.

The following paragraph shall be added immediately following the first full paragraph on page 20 of the Schedule 14D-9.

On Sunday, October 27, 2013, the Company provided written notice to each of the parties with which it had entered into a confidentiality and standstill agreement, that the Company was formally waiving the no-ask, no-waiver provisions in such confidentiality and standstill agreements. The Company’s decision to waive such no-ask, no-waiver provisions was a result of settlement discussions regarding certain shareholder litigation brought in connection with the proposed merger.

Opinion of the Company’s Financial Advisor.

Discounted Cash Flow Analysis.

The first paragraph under the heading “Discounted Cash Flow Analysis” on page 28 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the second and third sentences of the paragraph:

“Free cash flow for this analysis is defined as adjusted EBITDA less taxes, capital expenditures and changes in net working capital. Stock-based compensation was treated as a non-cash expense for purposes of determining adjusted EBITDA.”

The second paragraph under the heading “Discounted Cash Flow Analysis” on page 28 of the Schedule 14D-9 is hereby amended and the restated in its entirety to read as follows:

“To discount the projected free cash flows and assumed terminal value to present value, William Blair used discount rates ranging from 18% to 22%. The discount rates were selected by William Blair based on the Company’s weighted average cost of capital (“WACC”) applying the capital asset pricing (“CAP”) model. The CAP model assumes the weighted average cost of debt and equity, according to the debt to equity ratio based on an assumed capital structure. To calculate a cost of equity, the CAP model requires adding (i) a risk-free rate, (ii) the product of an assumed beta multiplied by an equity risk premium and (iii) a size premium. To determine the range of diluted implied equity value per Share, William Blair subtracted management’s estimate of total debt of $0.00 and added management’s estimate of total cash of $30 million, excluding settlement cash, as of September 30, 2013. William Blair then divided this result by the total estimated Shares outstanding and Share equivalents as of September 30,

2013, which were approximately 17.8 million Shares (fully diluted). The diluted equity value implied by the discounted cash flow analysis utilizing the multiples based terminal value ranged from $6.34 per Share to $8.10 per Share. The diluted equity value implied by the discounted cash flow analysis utilizing the perpetuity growth rate based terminal value ranged from $9.56 per Share to $12.07 per Share. Additionally, as a result of historical net operating losses (“NOLs”), the Company has accumulated significant NOL carry forwards that present additional value opportunities in the proposed transaction. Management of the Company estimated the value of the Company’s NOLs to be $120 million as of September 30, 2013. William Blair performed a separate analysis to determine the net present value of the NOLs as of September 30, 2013 on a standalone intrinsic basis, and arrived at an incremental value of approximately $1.17 per Share. William Blair used a corporate tax rate of 35% for purposes of this analysis. To derive the present value of the NOLs, William Blair applied a discount rate of 20%, the mid-point of the range of discount rates used in the Discounted Cash Flow analysis.”

The following sentence shall be added immediately after the table presenting the results of the discounted cash flow analysis under the heading “Discounted Cash Flow Analysis” on page 28 of the Schedule 14D-9:

“The exit multiple methodology yielded an implied perpetuity growth rate range of 9.6% to 14.9%.”

The following table shall be added immediately after the sentence added above, which was added immediately after the table presenting the results of the discounted cash flow analysis under the heading “Discounted Cash Flow Analysis” on page 28 of the Schedule 14D-9:

Period	FY2014E	FY2015E	FY2016E	FY2017E
FCF ($ millions)	$9.9	$11.6	$14.2	$18.8

The following two tables shall be added immediately after the table added above, under the heading “Discounted Cash Flow Analysis” on page 28 of the Schedule 14D-9:

		WACC Sensitivy Analysis
		Size Premium
		7.0%	8.0%	9.0%	10.0%
	0.90	16.4%	17.4%	18.4%	19.4%
Levered	1.00	17.1%	18.1%	19.1%	20.1%
Beta	1.10	17.9%	18.9%	19.9%	20.9%
	1.20	18.6%	19.6%	20.6%	21.6%
	1.30	19.3%	20.3%	21.3%	22.3%

Weighted Average Cost of Capital

Cost of Equity
Risk-Free Rate(1)	2.94%
Levered Beta(2)	1.07
Market Risk Premium(3)	7.20%
Size Premium(3)	8.90%

Cost of Equity(4)	19.51%

Cost of Debt
Debt / Capital	0.00%
Debt / Equity	0.00%
Pre-Tax Cost of Debt	—
Tax Rate	35.00%

After-Tax Cost of Debt(5)	—

Weighted Average Cost of Capital(6)	19.51%

(1)	Risk-Free Rate is the 10 year U.S. Treasury Yield as of September 10, 2013.
(2)	Three-year Weekly Levered Beta per Bloomberg as of September 10, 2013.
(3)	As reported by Ibbotson as of 2013. The Market Risk Premium represents the intermediate horizon expected equity risk premium; the Size Premium is the appropriate size premium based on equity market capitalization.
(4)	Cost of Equity = Risk Free Rate + (Beta * Market Risk Premium) + Size Premium.
(5)	After-Tax Cost of Debt = Pre-Tax Cost of Debt * (1-Tax Rate)
(6)	WACC = (Debt/(Debt + Equity))(Cost of Debt)(1-Tax Rate) + (Equity/(Debt + Equity))(Cost of Equity)

Leveraged Acquisition Analysis.

The first paragraph under the heading “Leveraged Acquisition Analysis” on page 29 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the second sentence of the paragraph:

“For purposes of this analysis, William Blair assumed debt financing for the transaction of a $19.7 million term loan at 6.0% cash interest and an initial financing fee of 2.0% and subordinated debt of $7.9 million at 12% cash interest and 2.0% pay-in-kind interest and an initial financing fee of 3.0%.”

The following table shall be added immediately after the table presenting the results of the leveraged acquisition analysis under the heading “Leveraged Acquisition Analysis” on page 29 of the Schedule 14D-9:

	Range without NOL		Range with NOL
	Low	High	Low	High
DCF - Perpetual Growth Sensivity	$6.34	$8.10	$7.51	$9.27
DCF - Terminal Exit Multiple Sensitivity	$9.56	$12.07	$10.73	$13.24
LBO - Exit Multiple Sensitiviy	$7.95	$11.03	$8.77	$11.84
LBO - Leverage Multiple Sensitivity	$8.31	$10.44	$9.13	$11.26

The first paragraph under the heading “Leveraged Acquisition Analysis” on page 29 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of the paragraph:

“William Blair used a corporate tax rate of 35% for purposes of this analysis. To derive the present value of the NOLs, William Blair applied a discount rate of 10%.”

The first full paragraph on page 31 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of the paragraph:

“During the prior two years, William Blair has provided financial advisory services to the Company in 2011 and strategic assessment services to the Company in 2013 (discussed under “—Background of the Offer”), and has received approximately $75,000 in fees in the aggregate for providing these services. During the prior two years, William Blair has not provided any services to ACI.”

Item 8. Additional Information.

Item 8, “Additional Information” is hereby amended as follows:

Litigation.

The following paragraphs shall be added after the first full paragraph under the heading “Litigation” on page 34 of the Schedule 14D-9:

“On October 10, 2013, the plaintiff in Williams v. Official Payment Holdings, et al. (the “Delaware Action”) filed an amended complaint, which asserts substantially the same legal theories as the initial complaint, but further alleges that the Company omitted material facts from the Schedule 14D-9 it filed with the Securities and Exchange Commission on October 4, 2013. On October 14, 2013 the plaintiff in the Delaware Action filed a motion for a preliminary injunction requesting the court to enjoin defendants from consummating the Merger.

On October 25, 2013, an additional putative class action lawsuit, captioned Vesely v. Official Payments Holdings, Inc., et al., Case No. 1:13-mi-99999-UNA (the “Vesely Action”), was filed in the United States District Court for the Northern District of Georgia. The Vesely Action names the same defendants and asserts substantially similar claims as alleged in the prior Delaware Action and in Giacherio v. Official Payment Holdings, et al., but further alleges that OPAY and its board of directors violated certain sections of the Securities Exchange Act of 1934. None of the defendants have yet been served in the Vesely Action.

On October 27, 2013, the Company entered into a Memorandum of Understanding (the “MOU”) with the plaintiffs in the Delaware Action and Giacherio v. Official Payment Holdings, et al., which sets forth the parties’ agreement in principle for settlement. As explained in the MOU, the Company has agreed to the settlement solely to eliminate the burden and expense of further litigation and without admitting any liability or wrongdoing. The MOU contemplates that the parties will seek to enter into a stipulation of settlement providing for the appropriate certification of a non opt-out class, for settlement purposes only, that includes any and all record and beneficial owners of OPAY common stock during the period beginning on September 23, 2013, through the date of the consummation of the merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them and the release of all asserted claims. The asserted claims will not be released until such stipulation of settlement is approved by the Delaware Chancery Court. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. The settlement will not affect the merger consideration to be received by the Company stockholders.

Additionally, as part of the settlement, the board of directors has agreed to waive all no-ask, no-waiver provisions contained in the confidentiality agreements signed by former potential bidders. The Company also has agreed to make certain additional disclosures related to the proposed merger, which are set forth in Amendment No. 3 to this Schedule 14D-9. The additional disclosures supplement the disclosures contained in the Schedule 14D-9 filed by the Company with the SEC on October 4, 2013 and should be read in conjunction with the disclosures contained in the Schedule 14D-9, which in turn should be read in its entirety. Nothing in this filing or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein.

As contemplated by the MOU, the release contained in the stipulation is in consideration of the additional disclosures in this amendment.”

Financial Projections.

The first full paragraph under the heading “Financial Projections” is amended and supplemented by inserting the following at the end of the paragraph:

“These financial projections were also provided to certain other potential acquirers as they were included in the management presentation and were posted in the Company’s online data room.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OFFICIAL PAYMENTS HOLDINGS, INC.

By:	/S/ ALEX P. HART
Name:	Alex P. Hart
Title:	President and Chief Executive Officer

Dated: October 28, 2013